20009216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67773 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSERRA SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**4 ORINDA WAY SUITE 100-A**
(No. and Street)

| **ORINDA** | **CA** | **94563** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

**GEORGE MADRIGAL** **925-594-5001**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Moss Adams LLP**
(Name – *if individual, state last, first, middle name*)

| **101 Second Street** | **San Francisco** | **California** | **94105** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
MAR 04 2020
Washington, DC

**CHECK ONE:**

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.*

# OATH OR AFFIRMATION

I, **GEORGE MADRIGAL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **PENSERRA SECURITIES LLC**, as of and for the year ending **DECEMBER 31, 2019**, are true and correct. I further swear (or affirm) that neither the Firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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ASHLEY HANDEL
Notary Public California
Contra Costa County
Commission # 2227137
My Comm. Expires Dec 31, 2021

Ashley Handel

Notary Public

George Madrigal

Signature

**PRESIDENT AND CEO**

Title

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing Page. |
| X | (b) | Statement of Financial Condition. |
| | (c) | Statement of Income (Loss). |
| X | (d) | Statement of Changes in Financial Condition |
| | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| | (g) | Computation of Net Capital. |
| _ | (h) | Computation for Determination of Reserve Pursuant to Rule 15c3-3. |
| _ | (i) | Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3. |
| | (j) | A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3. |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| X | (l) | An Oath or Affirmation. |
| _ | (m) | A copy of the SIPC Supplemental Report |
| _ | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENSERRA

TRUST | PRECISION | INNOVATION

# Report of Independent Registered Public Accounting Firm and Financial Statements

2019

**Penserra Securities, LLC**

(SEC ID. NO, 8-67773)

Year Ended December 31, 2019

**PUBLIC DOCUMENT**

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

## CONTENTS

MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Penserra Securities, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Penserra Securities, LLC (the Company) as of December 31, 2019, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

### *Change in Accounting Principle*

As discussed in Note 2 to the financial statements, in 2019 the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic No. 842.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

San Francisco, California
February 28, 2020

We have served as the Company's auditor since 2014.

# FINANCIAL STATEMENTS

**PENSERRA SECURITIES LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2019**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 3,657,091 |
| Marketable securities, at fair value | | 1,836,808 |
| Receivables: | | |
| Brokers, dealers, and clearing organizations | | 866,277 |
| Customers and counter-parties | | 472,697 |
| Affiliates and employees | | 173,263 |
| Prepaid expenses | | 164,282 |
| Brokerage account deposit | | 494,233 |
| Property plant & equipment: | | |
| Furniture and equipment, net of accumulated depreciation | | 194,233 |
| Finance lease right-of-use asset | | 54,014 |
| Operating lease right-of-use-asset, net of amortization | | 1,903,191 |
| Goodwill | | 2,543,770 |
| Other assets | | 91,757 |
| Total assets | $ | 12,451,616 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Payables: | | |
| Brokers, dealers, and clearing organizations | $ | 522,449 |
| Customers and counter-parties | | 2,053 |
| Affiliates and employees | | 1,675,106 |
| Accrued expenses | | 91,241 |
| Equipment finance lease liability | | 58,077 |
| Operating lease liability | | 1,916,375 |
| Total liabilities | | 4,265,301 |
| Member's equity | | 8,186,315 |
| Total liabilities and member's equity | $ | 12,451,616 |

*See accompanying notes.*

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC ("the Firm") was established on February 27, 2007, as a New York Limited Liability Corporation, and is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Firm has employees with a combination of buy-side and sell-side experience from major bulge bracket firms. The Firm uses that experience to provide global equity trading, fixed income trading, transition management, investment banking, ETF specialized services, and research. In 2017, the Firm merged with Cheevers & Company, LLC, a Chicago based firm, whose wholesale trading desk executes and processes high volume, complex, multi-party equity trades tied to derivative strategies, or stock option package trades. The stock portion is contingent upon the execution of the option component, and the stock print is considered a Qualified Contingent Trade. The Firm was formed as a boutique brokerage firm to specifically serve large and sophisticated institutional customers. The principal office of the Firm is located at 4 Orinda Way in Orinda, California with additional locations in Chicago, Illinois; Greenwich, Connecticut, Red Bank, New Jersey, and Long Island, New York. The Firm has received minority business certification from various public and private organizations.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Firm have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

**Revenue Recognition** - The Company follows the provisions of ASC 606, Revenue from Contracts with Customers. The standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract with customers.

**Leases** - In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASC 842"), replacing the previous leasing standard Accounting Standards Codification 840, Leases ("ASC 840"), which requires an entity that is a lessee to recognize the assets and liabilities arising from leases with terms longer than 12 months on the statement of financial position. Leases are to be classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement of activities.

The Firm adopted this new lease standard on January 1, 2019, using a modified retrospective transition, with the cumulative-effect adjustment to the opening balance of accumulated deficit as of the effective date (the "effective date method"). Under the effective date method, financial results reported in periods prior to 2019 are unchanged. The Firm elected the package of practical expedients permitted under the transition guidance, which among other things, allowed the Firm to carryforward the historical lease classification.

**Use of estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value assigned to goodwill in the acquisition. Actual results could differ from those estimates.

**Cash and cash equivalents** – Cash and cash equivalents include cash in bank accounts and cash equivalent investments held at certain major financial institutions with original maturities of 90 days or less. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

**Concentration of Credit Risk** – Concentration of credit risk associated with a lack of diversification, such as having substantial investments in a few individual issuers, thereby exposing the Firm to great risks resulting from adverse economic, political, regulatory, geographic, industrial or credit developments. Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, receivables from broker-dealers and clearing firms, and investment securities.

The firm's cash in correspondent bank accounts, at times may exceed FDIC insured limits. We place cash and cash equivalents with high quality financial institutions, periodically monitor their credit worthiness and limit the amount of credit exposure with any one institution. The firm's counterparties, with respect to broker-dealers and clearing agents, are generally large well-known financial services companies with strong credit ratings.

**Furniture and equipment -** Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. For computer equipment the estimated useful life is three years. For furniture and equipment, the estimated useful life is five years. For the year ended December 31, 2019, fixed assets (net of depreciation) totaled $194,233.

**Income taxes -** As a limited liability corporation, net income of the Firm is allocated to the member's for recognition of income tax liability or benefit. As such, the Firm is not subject to federal income tax. The Firm is subject to California limited liability company taxes, the California gross receipts tax, New York State LLC filing fee, and New York City gross receipts tax. During 2019, the Firm incurred $20,890 in California, Florida, Illinois, New York, New Jersey and local taxes. The Firm applies the topic of the Financial Accounting Standards Board Accounting Standards Codification relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2019 financial statements, the Firm has no uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

**Line of Credit -** The Firm currently has a Line of Credit, which originated in March of 2014 in the amount of $1,000,000. The interest rate on the Line of Credit is 5.25% per annum. The balance as of December 31, 2019, is $0. The line of credit matures every December with automatic renewal for an annual term.

**Fair value - definition and hierarchy -** Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Firm uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1 -* Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Firm has the ability to access.

*Level 2 -* Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

*Level 3 -* Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Firm's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Firm in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

**Valuation techniques and inputs -** *Marketable Securities -* To determine the fair value of mortgage-backed securities, the Firm utilized recent market transactions for identical or similar securities to corroborate pricing service fair value measurements. Mortgage-backed assets are generally classified in Level 2 of the fair value hierarchy and are categorized in marketable securities on the Statement of Financial Condition.

**Goodwill** - Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. In 2019, the Firm performed an internal valuation utilizing Step 0 analysis to evaluate Goodwill for impairment at the reporting unit level. Upon completion of this evaluation, it was determined an impairment does not exist.

**Subsequent events** - The Firm has evaluated all events subsequent to the statement of financial condition date of December 31, 2019 and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

## NOTE 3 – FAIR VALUE MEASUREMENT

The Firm's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Firm's significant accounting policies in Note 2. As of December 31, 2019, the Firm held sixteen collateralized mortgage obligations of U.S. government agencies (CMOs) with a fair value of $1,836,808, which management categorized as level 2 in the fair value hierarchy. The associated unrealized loss on the positions held by the Firm as of December 31, 2019 was $482,147 and is included in the Statement of Net Income as principal trading income.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| US Government Agency CMOs | | $ 1,836,808 | | $ 1,836,808 |
| Total | - | $ 1,836,808 | - | $ 1,836,808 |

## NOTE 4 – RECEIVABLES FROM BROKERS, CLEARING AGENTS AND OTHER

The receivables from broker-dealers and clearing agents represents an unsecured commission receivable for which the Firm has executed trades during December 2019 and received subsequent to year end. In the normal course of business, the Firm executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, the Firm may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Firm.

Historically, all amounts due from counterparties, have been collected in accordance with agreed upon contractual obligations, such that an allowance for doubtful accounts is not required. The Firm does not anticipate nonperformance by customers in the above situation. The Firm's policy is to monitor its market exposure and customer risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

## NOTE 5 – FINANCING AND OPERATING LEASES

The Firm has four lease obligations with one financing company collateralized by computers and equipment having an aggregate net amortized cost of $54,014 as of December 31, 2019. These obligations have imputed interest rates ranging from 6.65% and 10.56% are payable in 36 installments that mature between August 1, 2020 and November 1, 2020. At the end of each financed term , upon final payment of the invoices, the Firm will own the equipment. As of December 31, 2019, 10 months of payments remain.

Future minimum lease payments at December 31, 2019 are payable as follows:

| | | |
|---|---|---|
| **December 31, 2020** | $ | 58,077 |
| Total minimum lease payments | | 58,077 |
| Less amount representing interest | | ( 1,435) |
| Present value of minimum lease payments | $ | 56,642 |

The adoption of the new lease standard resulted in the recognition of operating lease assets and operating lease liabilities of approximately $2,083,245 and $2,157,357, respectively, as of January 1, 2019. There was no adjustment recorded as a result of the adoption. Total rent expense for 2019 is $484,879.

## NOTE 5 - OPERATING LEASES CONTINUED

| Year Ending December 31, 2019 | | |
|---|---|---|
| 2020 | | 285,255 |
| 2021 | | 350,520 |
| 2022 | | 324,299 |
| 2023 | | 348,924 |
| 2024 | | 214,660 |
| 2025 | | 132,144 |
| 2026 | | 104,129 |
| Total future lease commitments | $ | 1,759,931 |
| Less: Present Value Discount | | (123,700) |
| Operating Lease Liability | $ | 1,636,231 |
| Present Value % | | 6.57% |
| | | |
| Weighted-average remaining lease (in years) | | 3.38 |
| Weighted-Average discount rate | | 6.50% |

## NOTE 6 – CLEARING ORGANIZATION

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm. If the agency transactions on behalf of customers do not settle because of a failure to perform by the customer, we may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates negatively. The Firm's clearing organization requires the Firm to maintain a cash deposit of $500,000 with the organization. The amount is classified as brokerage account deposit on the balance sheet as of December 31, 2019.

## NOTE 7 – REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, at December 31, 2019, was $5,071,148 which exceeded minimum net capital requirements by $4,971,148. The ratio of aggregate indebtedness to net capital was approximately .20 to 1. The Firm claims an exemption from the SEC's customer protection Rule 240 15c3-3, under paragraph k(2)(ii) for the year ended December 31, 2019.

## NOTE 8 – MEMBER'S EQUITY

The Member's ownership interests are based on capital contributions made to the Firm in accordance with the Limited Liability Company Agreement (the "Operating Agreement"). A revised Operating Agreement became effective June 30, 2014. Under the revised Operating Agreement, there were two forms of equity ownership, Class A Units (voting) and Preferred Payment Units (non-voting). Class A Unit holders mean all rights of a Member in the Firm. Under the Operating Agreement, distributions shall be made first to Preferred Payment Unit holders. Preferred Payment Unit holders shall receive monthly payments on the balance reflected in the Preferred Payment Unit holder's account. Preferred Payment Units holders receive a rate equal to an annual yield equal to the greater of 5% or the U.S. 10 Year Treasury Note rate plus 300 basis points (as measured at the end of each calendar quarter). The full description of respective rights, preferences, and privileges of the Firm's ownership are defined in the Firm's Operating Agreement and the Purchase Agreements. In 2019, to maintain single member LLC status, the Firm transferred all Preferred Units as well as preferred interest payments to Class A units, leaving only one Class of stock units in the Firms equity. In accordance with the Operating Agreement, any income, gains, or losses shall be allocated among the Class A Unit holders based upon their ownership percentages. In addition, distributions to the Class A Unit holders are based on the availability of net cash flows. During the year ended December 31, 2019, the following distributions of $354, 815 were made to Class A Unit holders.